UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                 Amendment No. 3

                    Under the Securities Exchange Act of 1934


                         ICF KAISER INTERNATIONAL, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   449244 10 2
                                 (CUSIP Number)

                            RICHARD S. BORISOFF, ESQ.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                            Tel. No.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 23, 1996
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].


                               Page 1 of 34 Pages

                                  SCHEDULE 13D



CUSIP NO.  449244 10 2                                 PAGE    2   OF  34  PAGES
         --------------------



1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                EXOR America Inc. (I.R.S. No. 13-3680801)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)  [ ]
                                                                        (B)  [ ]


3       SEC USE ONLY


4       SOURCE OF FUNDS


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                          7        SOLE VOTING POWER

        NUMBER OF                          -0-
         SHARES
   BENEFICIALLY OWNED     8        SHARED VOTING POWER
    BY EACH REPORTING
         PERSON                            -0-
          WITH
                          9        SOLE DISPOSITIVE POWER

                                           -0-

                          10       SHARED DISPOSITIVE POWER

                                           -0-


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                -0-

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                -0-

14      TYPE OF REPORTING PERSON

                CO

                                  SCHEDULE 13D

CUSIP NO.  449244 10 2                                 PAGE    3   OF  34  PAGES
         --------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                EXOR Western Inc. (I.R.S. No. 13-3788902)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)  [ ]
                                                                        (B)  [ ]



3       SEC USE ONLY


4       SOURCE OF FUNDS


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                          7        SOLE VOTING POWER

        NUMBER OF                          -0-
         SHARES
   BENEFICIALLY OWNED     8        SHARED VOTING POWER
    BY EACH REPORTING
         PERSON                            -0-
          WITH
                          9        SOLE DISPOSITIVE POWER

                                           -0-

                          10       SHARED DISPOSITIVE POWER

                                           -0-


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                -0-

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                -0-

14      TYPE OF REPORTING PERSON

                CO

                                  SCHEDULE 13D


CUSIP NO.  449244 10 2                                 PAGE    4   OF  34  PAGES
         --------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             FIMA Finance Management Inc. (no S.S. or I.R.S. Identification No.)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)  [ ]
                                                                        (B)  [ ]


3       SEC USE ONLY


4       SOURCE OF FUNDS


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

                British Virgin Islands

                          7        SOLE VOTING POWER

        NUMBER OF                          -0-
         SHARES
   BENEFICIALLY OWNED     8        SHARED VOTING POWER    2,680,952 (All of
    BY EACH REPORTING              these shares represent Common Stock
         PERSON                    into which warrants are exercisable.)
          WITH
                          9        SOLE DISPOSITIVE POWER

                                           -0-

                          10       SHARED DISPOSITIVE POWER    2,680,952 (All of
                                   these shares represent Common Stock
                                   into which warrants are exercisable.)


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   2,680,952
        (All of these shares represent Common Stock into which warrants are exercisable.)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (assuming the exercise of all warrants beneficially owned by the Reporting Person, and no conversion or exercise of any other options or securities of the Issuer into Common Stock.)

14      TYPE OF REPORTING PERSON

                CO

                                  SCHEDULE 13D


CUSIP NO.  449244 10 2                                 PAGE    5   OF  34  PAGES
         --------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                EXOR Group S.A. (no S.S. or I.R.S. Identification No.)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)  [ ]
                                                                        (B)  [ ]



3       SEC USE ONLY


4       SOURCE OF FUNDS


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Luxembourg

                          7        SOLE VOTING POWER

                                           -0-
        NUMBER OF
         SHARES           8        SHARED VOTING POWER    2,680,952 (All of
   BENEFICIALLY OWNED              these shares represent Common Stock
    BY EACH REPORTING              into which warrants are exercisable.)
         PERSON
          WITH            9        SOLE DISPOSITIVE POWER

                                           -0-

                          10       SHARED DISPOSITIVE POWER    2,680,952 (All of
                                   these shares represent Common Stock into which warrants are exercisable.)


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   2,680,952
        (All of these shares represent Common Stock into which warrants are exercisable.)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (assuming the exercise of all warrants beneficially owned by the Reporting Person, and no conversion or exercise of any other options or securities of the Issuer into Common Stock.)

14      TYPE OF REPORTING PERSON

                CO

                                  SCHEDULE 13D


CUSIP NO.  449244 10 2                                 PAGE    6   OF  34  PAGES
         --------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Istituto Finanziario Industriale S.p.A.
                (no S.S. or I.R.S. Identification No.)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)  [ ]
                                                                        (B)  [ ]



3       SEC USE ONLY


4       SOURCE OF FUNDS


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Italy
                          7        SOLE VOTING POWER

                                           -0-
        NUMBER OF
         SHARES           8        SHARED VOTING POWER    2,680,952 (All of
   BENEFICIALLY OWNED              these shares represent Common Stock
    BY EACH REPORTING              into which warrants are exercisable.)
         PERSON
          WITH            9        SOLE DISPOSITIVE POWER

                                           -0-

                          10       SHARED DISPOSITIVE POWER    2,680,952 (All of
                                   these shares represent Common Stock into which warrants are exercisable.)


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   2,680,952
        (All of these shares represent Common Stock into which warrants are exercisable.)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (assuming the exercise of all warrants beneficially owned by the Reporting Person, and no conversion or exercise of any other options or securities of the Issuer into Common Stock.)

14      TYPE OF REPORTING PERSON

                CO

                                  SCHEDULE 13D


CUSIP NO.  449244 10 2                                 PAGE    7   OF  34  PAGES
         --------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Giovanni Agnelli & C. S.a.a. (no S.S. or I.R.S. Identification No.)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)  [ ]
                                                                        (B)  [ ]



3       SEC USE ONLY


4       SOURCE OF FUNDS


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Italy

                          7        SOLE VOTING POWER

                                          -0-
        NUMBER OF
         SHARES           8        SHARED VOTING POWER    2,680,952 (All of
   BENEFICIALLY OWNED              these shares represent Common Stock
    BY EACH REPORTING              into which warrants are exercisable.)
         PERSON
          WITH            9        SOLE DISPOSITIVE POWER

                                           -0-

                          10       SHARED DISPOSITIVE POWER    2,680,952 (All of
                                   these shares represent Common Stock into which warrants are exercisable.)


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   2,680,952
        (All of these shares represent Common Stock into which warrants are exercisable.)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (assuming the exercise of all warrants beneficially owned by the Reporting Person, and no conversion or exercise of any other options or securities of the Issuer into Common Stock.)


14      TYPE OF REPORTING PERSON

                PN

                                  SCHEDULE 13D


CUSIP NO.  449244 10 2                                 PAGE    8   OF  34  PAGES
         --------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Giovanni Agnelli (no S.S. or I.R.S. Identification No.)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)  [ ]
                                                                        (B)  [ ]



3       SEC USE ONLY


4       SOURCE OF FUNDS


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Italy

                          7        SOLE VOTING POWER

                                           -0-
        NUMBER OF
         SHARES           8        SHARED VOTING POWER    2,680,952 (All of
   BENEFICIALLY OWNED              these shares represent Common Stock
    BY EACH REPORTING              into which warrants are exercisable.)
         PERSON
          WITH            9        SOLE DISPOSITIVE POWER

                                           -0-

                          10       SHARED DISPOSITIVE POWER    2,680,952 (All of
                                   these shares represent Common
                                   Stock into which warrants are exercisable.)


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   2,680,952
        (All of these shares represent Common Stock into which warrants are exercisable.)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (assuming the exercise of all warrants beneficially owned by the Reporting Person, and no conversion or exercise of any other options or securities of the Issuer into Common Stock.)

14      TYPE OF REPORTING PERSON

                IN

                                  SCHEDULE 13D

CUSIP NO.  449244 10 2                                 PAGE    9   OF  34  PAGES
         --------------------




1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Umberto Agnelli (no S.S. or I.R.S. Identification No.)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)  [ ]
                                                                        (B)  [ ]



3       SEC USE ONLY


4       SOURCE OF FUNDS


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Italy

                          7        SOLE VOTING POWER

                                           -0-
        NUMBER OF
         SHARES           8        SHARED VOTING POWER    2,680,952 (All of
   BENEFICIALLY OWNED              these shares represent Common Stock
    BY EACH REPORTING              into which warrants are exercisable.)
         PERSON
          WITH            9        SOLE DISPOSITIVE POWER

                                           -0-

                          10       SHARED DISPOSITIVE POWER    2,680,952 (All of
                                   these shares represent Common Stock into which warrants are exercisable.)


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   2,680,952
        (All of these shares represent Common Stock into which warrants are exercisable.)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (assuming the exercise of all warrants beneficially owned by the Reporting Person, and no conversion or exercise of any other options or securities of the Issuer into Common Stock.)

14      TYPE OF REPORTING PERSON

                IN

                                  SCHEDULE 13D


CUSIP NO.  449244 10 2                                 PAGE   10   OF  34  PAGES
         --------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Carlo Camerana (no S.S. or I.R.S. Identification No.)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)  [ ]
                                                                        (B)  [ ]



3       SEC USE ONLY


4       SOURCE OF FUNDS


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Italy

                          7        SOLE VOTING POWER

                                           -0-
        NUMBER OF
         SHARES           8        SHARED VOTING POWER    2,680,952 (All of
   BENEFICIALLY OWNED              these shares represent Common Stock
    BY EACH REPORTING              into which warrants are exercisable.)
         PERSON
          WITH            9        SOLE DISPOSITIVE POWER

                                           -0-

                          10       SHARED DISPOSITIVE POWER    2,680,952 (All of
                                   these shares represent Common Stock into which warrants are exercisable.)


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   2,680,952
        (All of these shares represent Common Stock into which warrants are exercisable.)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (assuming the exercise of all warrants beneficially owned by the Reporting Person, and no conversion or exercise of any other options or securities of the Issuer into Common Stock.)

14      TYPE OF REPORTING PERSON

                IN

                                  SCHEDULE 13D


CUSIP NO.  449244 10 2                                 PAGE   11   OF  34  PAGES
         --------------------





1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Gianluigi Gabetti (S.S. No. ###-##-####)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)  [ ]
                                                                        (B)  [ ]



3       SEC USE ONLY


4       SOURCE OF FUNDS


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Italy

                          7        SOLE VOTING POWER

                                           -0-
        NUMBER OF
         SHARES           8        SHARED VOTING POWER    2,680,952 (All of
   BENEFICIALLY OWNED              these shares represent Common Stock
    BY EACH REPORTING              into which warrants are exercisable.)
         PERSON
          WITH            9        SOLE DISPOSITIVE POWER

                                           -0-

                          10       SHARED DISPOSITIVE POWER    2,680,952 (All of
                                   these shares represent Common Stock into which warrants are exercisable.)


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   2,680,952
        (All of these shares represent Common Stock into which warrants are exercisable.)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (assuming the exercise of all warrants beneficially owned by the Reporting Person, and no conversion or exercise of any other options or securities of the Issuer into Common Stock.)

14      TYPE OF REPORTING PERSON

                IN

                                  SCHEDULE 13D


CUSIP NO.  449244 10 2                                 PAGE   12   OF  34  PAGES
         --------------------




1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Gabriele Galateri (no S.S. or I.R.S. Identification No.)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)  [ ]
                                                                        (B)  [ ]



3       SEC USE ONLY


4       SOURCE OF FUNDS


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Italy

                          7        SOLE VOTING POWER

                                           -0-
        NUMBER OF
         SHARES           8        SHARED VOTING POWER    2,680,952 (All of
   BENEFICIALLY OWNED              these shares represent Common Stock
    BY EACH REPORTING              into which warrants are exercisable.)
         PERSON
          WITH            9        SOLE DISPOSITIVE POWER

                                           -0-

                          10       SHARED DISPOSITIVE POWER    2,680,952 (All of
                                   these shares represent Common Stock into which warrants are exercisable.)


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   2,680,952
        (All of these shares represent Common Stock into which warrants are exercisable.)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (assuming the exercise of all warrants beneficially owned by the Reporting Person, and no conversion or exercise of any other options or securities of the Issuer into Common Stock.)

14      TYPE OF REPORTING PERSON

                IN

                                  SCHEDULE 13D


CUSIP NO.  449244 10 2                                 PAGE   13   OF  34  PAGES
         --------------------




1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Cesare Romiti (no S.S. or I.R.S. Identification No.)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)  [ ]
                                                                        (B)  [ ]



3       SEC USE ONLY


4       SOURCE OF FUNDS


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Italy

                          7        SOLE VOTING POWER

                                           -0-
        NUMBER OF
         SHARES           8        SHARED VOTING POWER    2,680,952 (All of
   BENEFICIALLY OWNED              these shares represent Common Stock
    BY EACH REPORTING              into which warrants are exercisable.)
         PERSON
          WITH            9        SOLE DISPOSITIVE POWER

                                           -0-

                          10       SHARED DISPOSITIVE POWER    2,680,952 (All of
                                   these shares represent Common Stock into which warrants are exercisable.)


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   2,680,952
        (All of these shares represent Common Stock into which warrants are exercisable.)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (assuming the exercise of all warrants beneficially owned by the Reporting Person, and no conversion or exercise of any other options or securities of the Issuer into Common Stock.)

14      TYPE OF REPORTING PERSON

                IN

                                                      Page    14   of  34  Pages




                         AMENDMENT NO. 3 TO SCHEDULE 13D
                         -------------------------------


                  This Amendment No. 3 amends the Schedule 13D dated January 14, 1991, as amended by Amendment No. 1 thereto dated January 13, 1992 and further amended by Amendment No. 2 thereto dated January 14, 1994 (the Schedule 13D, as amended by Amendments 1 and 2 thereto shall be known as the "Schedule 13D") with respect to the Common Stock, par value $0.01 per share, of ICF Kaiser International, Inc., a Delaware corporation. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the
Schedule 13D.


ITEM 1.           SECURITY AND ISSUER.

                   Item 1 to the Schedule 13D is hereby amended and restated in its entirety as follows:

                  This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of ICF Kaiser International, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is:
                           ICF Kaiser International, Inc.
                           9300 Lee Highway
                           Fairfax, VA  22031-1207

ITEM 2.           IDENTITY AND BACKGROUND.

                   Item 2 to the Schedule 13D is hereby amended and restated in its entirety as follows:

                  This Statement is being filed by: (i) EXOR America Inc., a Delaware corporation formerly known as IFINT-USA Inc. ("EXOR America"); (ii) EXOR Western Inc., a Delaware corporation ("EXOR Western"), which is the holder of all of the issued and outstanding capital stock of EXOR America; (iii) FIMA Finance Management Inc.,

                                                      Page    15   of  34  Pages




a British Virgin Islands corporation ("FIMA" and, together with EXOR America, the "Purchasers"), which is the holder of all of the issued and outstanding capital stock of EXOR Western; (iv) EXOR Group S.A., a Luxembourg corporation ("EXOR"), which is the holder of all of the issued and outstanding capital stock of FIMA; (v) Istituto Finanziario Industriale S.p.A., an Italian corporation ("IFI"), which for purposes of the Securities Exchange Act of 1934, as amended (the "Act"), is deemed to control EXOR; (vi) Giovanni Agnelli & C. S.a.a., an Italian limited partnership represented by shares ("GA"), which for purposes of the Act is deemed to control IFI; and (vii) Messrs. Giovanni Agnelli, Umberto Agnelli, Carlo Camerana, Gianluigi Gabetti, Gabriele Galateri and Cesare Romiti, the General Partners of GA, who for purposes of the Act are deemed to control GA (all such persons in (i) through (vii) being hereinafter referred to as the "Reporting Persons").

                  EXOR America
                  ------------

                  The present principal business activity of EXOR America is as a holding company of some of EXOR's indirect subsidiaries and investments in the United States. EXOR America also provides management assistance to companies in which EXOR has an interest.

                  The address of EXOR America's principal business and principal office is:
                           EXOR America Inc.
                           375 Park Avenue
                           New York, New York  10152

                  EXOR Western
                  ------------

                  The principal business activity of EXOR Western is as an investment holding company for various investments in which EXOR holds an indirect interest,

                                                      Page    16   of  34  Pages




including all of the capital stock of EXOR America.

                  The address of EXOR Western's principal business and principal office is:
                           EXOR Western Inc.
                           375 Park Avenue
                           New York, New York 10152

                  EXOR
                  ----

                  The present principal business activity of EXOR is to invest and hold participations in selected industries through substantial direct or indirect equity participations in companies that have a leading position in their respective industries.

                   The address of EXOR's principal business and principal office is:

                           EXOR Group S.A.
                           2 Boulevard Royal
                           Luxembourg

                  IFI
                  ---

                  The present principal business activity of IFI is as a holding company. It also provides financial and organizational assistance to the companies in which it has a direct or indirect controlling interest. Such companies include FIMA, EXOR America, EXOR Western, EXOR, and a variety of companies involved in diverse areas of business, including, but not limited to, automobile manufacturing, construction material manufacturing, publishing, retailing and financial investments.

                   The address of IFI's principal business and principal office is:

                           Istituto Finanziario Industriale S.p.A.
                           Via Carlo Marenco, 25
                           Torino, Italy

                                                      Page    17   of  34  Pages




                  GA
                  --

                  The present principal business activity of GA is to ensure the cohesion and continuity of the management of its controlling interest in IFI.

                   The address of GA's principal business and principal office is:

                           Giovanni Agnelli & C. S.a.a.
                           Via del Carmine, 2
                           Torino, Italy

                  Schedule A to this Statement, which is attached hereto and incorporated herein by reference, sets forth the citizenship, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of Messrs. Giovanni Agnelli, Umberto Agnelli, Carlo Camerana, Gianluigi Gabetti, Gabriele Galateri and Cesare Romiti and each executive officer and director of FIMA, EXOR America, EXOR Western, EXOR and IFI.

                  None of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person listed on Schedule A who is not a Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

                  None of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person listed on Schedule A who is not a Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject

                                                      Page    18   of  34  Pages




to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

ITEM 3.           PURPOSE OF TRANSACTION.

                   Item 3 to the Schedule 13D is hereby amended by adding the following:
                  Pursuant to an Agreement, dated as of December 23, 1996 (the "Repurchase Agreement"), by and among the Issuer, EXOR America and FIMA, the Issuer and Purchasers have agreed to terminate their relationship upon the redemption or purchase by Issuer of all of the outstanding shares of Series 2D Preferred Stock and the purchase by Issuer of all of the Replacement Tranche 2 Warrants.

                  Section 17.01 of the Issuer's Amended and Restated Certificate of Incorporation provides that on the fifth anniversary of the issue date of the Series 2D Preferred Stock, if any shares of the Series 2D Preferred Stock are outstanding, to the extent the Issuer shall have funds legally available for such payment, the Issuer shall redeem all such outstanding shares at a redemption price equal to the Liquidation Preference, together with accrued and unpaid dividends thereon to the date of redemption. The fifth anniversary of the issue date of the Series 2D Preferred Stock is January 13, 1997 (the "Mandatory Redemption Date") and the aggregate redemption price would be $20 million plus accrued dividends to the Mandatory Redemption Date of $238,333.33, for a total redemption price of $20,238,333.33 (the "Mandatory Redemption Price").

                  The Repurchase Agreement provides that the Issuer may, at its option, purchase from EXOR America, all of the outstanding shares of Series 2D Preferred

                                                      Page    19   of  34  Pages




Stock on a date prior to the Mandatory Redemption Date (such purchase the "Optional Purchase" and such date the "Optional Purchase Date") for an aggregate purchase price equal to $20 million plus accrued dividends on the Series 2D Preferred Stock to the Optional Purchase Date and without any premium (the "Optional Purchase Price").

                  FIMA, which is the owner of all of the outstanding replacement Tranche 2 Warrants, has agreed to sell to the Issuer, and Issuer has agreed to purchase from FIMA and cancel, all of the outstanding Replacement Tranche 2 Warrants on the Optional Purchase Date, should it occur, or on the Mandatory Redemption Date, for an aggregate purchase price of $10.00 (the "Warrant Purchase Price").

                  The Issuer has agreed to provide the Purchasers at least five days' written notice of its intention to effect the Optional Purchase (such notice the "Optional Purchase Notice").

                  On the Optional Purchase Date, if the Issuer delivers the Optional Purchase Notice, or on the Mandatory Redemption Date, if the Issuer does not deliver the Optional Purchase Notice, (i) the Issuer will deliver to EXOR America, by wire transfer of immediately available funds, the full Optional Purchase Price or Redemption Price, as the case may be, for the Series 2D Preferred Stock and (ii) the Issuer will deliver to FIMA a check for the Warrant Purchase Price.

                  Immediately upon closing of the transactions described above the Purchasers shall cause Gian Andrea Botta to submit his resignation as a director of the Issuer.

                  Additionally, upon closing of the transactions contemplated by the Repurchase Agreement, all obligations of the Issuer and Purchasers under the Securities

                                                      Page    20   of  34  Pages




Purchase Agreement, as amended by Amendment No. 1 and Amendment No. 2, shall terminate and be of no further force and effect.

                  The above description of the Repurchase Agreement is qualified by reference to such agreement, a copy of which is attached hereto as Exhibit 31, and which is incorporated herein by reference.

ITEM 4.           INTEREST IN SECURITIES OF THE ISSUER.

                  Items 4(a) and 4(b) of the Schedule 13D are amended and restated in their entirety as follows:

                  (a) FIMA beneficially owns directly the Replacement Tranche 2 Warrants to purchase in the aggregate 2,680,952 shares of Common Stock representing 10.7% of the outstanding Common Stock of the Issuer based on 22,361,842 shares of Common Stock outstanding as of October 31, 1996, as calculated in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Act").

                  EXOR America beneficially owns directly 200 shares of the Series 2D Preferred Stock.

                  EXOR through its control of FIMA, IFI through its deemed control (for purposes of the Act) of EXOR, GA through its deemed control (for purposes of the Act) of IFI, and Messrs. Giovanni Agnelli, Umberto Agnelli, Carlo Camerana, Gianluigi Gabetti, Gabriele Galateri and Cesare Romiti through their deemed control (for purposes of the Act) of GA, beneficially own indirectly all the Replacement Tranche 2 Warrants owned directly by FIMA.

                  EXOR Western through its control of EXOR America, FIMA through its control of EXOR Western, EXOR through its control of FIMA, IFI through its deemed

                                                      Page    21   of  34  Pages




control (for purposes of the Act) of EXOR, GA through its deemed control (for purposes of the Act) of IFI, and Messrs. Giovanni Agnelli, Umberto Agnelli, Carlo Camerana, Gianluigi Gabetti, Gabriele Galateri and Cesare Romiti through their deemed control (for purposes of the Act) of GA, beneficially own indirectly all of the Series 2D Preferred Stock owned directly by EXOR America.

                  To the best knowledge of the Reporting Persons, no person listed on Schedule A who is not a Reporting Person beneficially owns any Replacement Tranche 2 Warrants or any shares of Series 2D Preferred Stock or any shares of Common Stock.

                   (b) All of the Reporting Persons, except EXOR America and EXOR Western, share the power to dispose or to direct the disposition of the Replacement Tranche 2 Warrants reported in (a) above as beneficially owned by the Reporting Persons and the power to vote or to direct the vote of the shares of Common Stock into which such warrants are exercisable.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Item 5 of the Schedule 13D is hereby amended by adding the following:

                  See Item 3 for a discussion of the Repurchase Agreement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 31 -  Agreement, dated as of December 23, 1996, by and among the Issuer, EXOR America and FIMA.

                                                      Page    22   of  34  Pages




                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                       FIMA FINANCE MANAGEMENT INC


                                       By:   /s/ Ernest Rubenstein
                                            ---------------------------
                                            Name: Ernest Rubenstein
                                            Title: Attorney-in Fact

                                       EXOR AMERICA INC.


                                       By:   /s/ G. Andrea Botta
                                            ---------------------------
                                            Name:  G. Andrea Botta
                                            Title: President

                                       EXOR WESTERN INC.


                                       By:  /s/ G. Andrea Botta
                                            ---------------------------
                                            Name: G. Andrea Botta
                                            Title: President

                                       EXOR GROUP S.A.


                                       By:  /s/ Ernest Rubenstein
                                            ---------------------------
                                            Name: Ernest Rubenstein
                                            Title: Attorney-in Fact

                                       ISTITUTO FINANZIARIO INDUSTRIALE S.p.A.


                                       By:   /s/ Ernest Rubenstein
                                            ---------------------------
                                            Name: Ernest Rubenstein
                                            Title: Attorney-in Fact

                                                      Page    23   of  34  Pages





                                    GIOVANNI AGNELLI & C.S.a.a.


                                    By:  /s/ Ernest Rubenstein
                                         ---------------------------
                                         Name: Ernest Rubenstein
                                         Title: Attorney-in Fact


                                          /s/ Ernest Rubenstein
                                         ---------------------------
                                         Giovanni Agnelli, by Ernest Rubenstein
                                         Attorney-in Fact


                                         /s/ Ernest Rubenstein
                                         ---------------------------
                                         Umberto Agnelli, by Ernest Rubenstein
                                         Attorney-in Fact


                                        /s/ Ernest Rubenstein
                                         ---------------------------
                                         Carlo Camerana, by Ernest Rubenstein
                                         Attorney-in Fact


                                          /s/ Ernest Rubenstein
                                         ---------------------------
                                         Gianluigi Gabetti, by Ernest Rubenstein
                                         Attorney-in Fact


                                         /s/ Ernest Rubenstein
                                         ---------------------------
                                         Gabriele Galateri, by Ernest Rubenstein
                                         Attorney-in Fact

                                         /s/ Ernest Rubenstein
                                         ---------------------------
                                         Cesare Romiti, by Ernest Rubenstein
                                         Attorney-in Fact

Date: December 23, 1996

                                                      Page    24   of  34  Pages




                                   Schedule A


                                                                            Position Held with
                                                                           GA, IFI, EXOR, FIMA,
                                                                            EXOR Western and/or            Present Principal
         Name                 Citizenship         Business Address             EXOR America                Business Activity
----------------------   --------------------  ----------------------  ----------------------------  -------------------------------
Giovanni Agnelli         Italy                 Corso Marconi 10        General Partner and           Honorary Chairman of FIAT
                                               10125 Torino, Italy     Chairman of GA,               S.p.A., an Italian corporation,
                                                                       Chairman of IFI,              which owns and controls
                                                                       Director of Chairman of       companies throughout the
                                                                       EXOR                          world which are engaged in a
                                                                                                     wide variety of businesses.
                                                                                                     The core business of FIAT is
                                                                                                     the manufacturing of
                                                                                                     automobiles

Umberto Agnelli          Italy                 Corso Matteotti 26      General Partner of GA,        Deputy Chairman and
                                               10121 Torino, Italy     Deputy Chairman and           Managing Director of IFI
                                                                       Managing Director of
                                                                       IFI

Gianluigi Gabetti        Italy                 15 Rue du General       General Partner of GA,        Vice Chairman of EXOR
                                               Dufour                  Vice Chairman of IFI,
                                               1204 Geneva,            Director and Vice
                                               Switzerland             Chairman of EXOR and
                                                                       Chairman of EXOR
                                                                       America

Cesare Romiti            Italy                 Corso Marconi, 10       General Partner of GA         Chairman of FIAT S.p.A.
                                               10125 Torino, Italy

Michel David-Weill       France                One Rockefeller         Director of IFI, Director     Chairman of Lazard Partners
                                               Plaza, New York,        of EXOR                       and Senior Partner of Lazard
                                               New York  10020                                       Freres & Co., a privately held
                                                                                                     holding company with the
                                                                                                     following investment banking
                                                                                                     operations as its primary
                                                                                                     assets:
                                                                                                     Lazard Freres & Co. (NY),
                                                                                                     Lazard Freres Cie (Paris),
                                                                                                     Lazard Freres Brothers
                                                                                                     (London)

Pio Teodorani-           Italy                 Corso Matteotti 26      Director of IFI               Director of the Board of IFI
Fabbri                                         10121 Torino, Italy

Franzo Grande            Italy                 Via del Carmine 2       Secretary of the Board        Civil Lawyer
Stevens                                        10122 Torino, Italy     of General Partners of
                                                                       GA, Director of and
                                                                       Counsel to IFI

                                                   Page    25   of  34  Pages



                                                                            Position Held with
                                                                           GA, IFI, EXOR, FIMA,
                                                                            EXOR Western and/or            Present Principal
         Name                 Citizenship         Business Address             EXOR America                Business Activity
----------------------   --------------------  ----------------------  ----------------------------  -------------------------------
Jacques Loesch           Luxembourg            8, Rue Zithe            Director of EXOR              Senior Partner, Loesch &
                                               L-1011                                                Wolter
                                               Luxembourg                                            (Counsel to EXOR)
Henry C.M.               Switzerland           30 Bahnhofstrasse       Director of EXOR              Chairman and Managing
Bodmer                                         Zurich, Switzerland                                   Director of Abegg Holding

                                                                                                     A.G., a private family
                                                                                                     investment holding company,
                                                                                                     with investments in the areas
                                                                                                     of banking, real estate, wire,
                                                                                                     cable and plastic material

Hans-Ulrich Doerig       Switzerland           c/o Credit Suisse       Director of EXOR              Vice Chairman of the Board
                                               CH-8021 Zurich,                                       of Credit Suisse, Zurich, a
                                               Switzerland                                           leading Swiss commercial
                                                                                                     bank

Richard Allen            United States         1230 Avenue of the      Director of EXOR              Private Investor
Voell                                          Americas, New
                                               York, New York

Andre Ardoin             France                13 Avenue de            Director of EXOR              Lawyer
                                               L'Opera 75001
                                               Paris, France

Tiberto Ruy              Italy                 19 Avenue               Director of EXOR              President of an EXOR, S.A.,
Brandolini d'Adda                              Montaigne 75008                                       an investment holding
                                               Paris, France                                         company

Corinne                  France                19 Avenue                Director of EXOR             Associee Gerante of Chateau
Mentzelopoulos                                 Montaigne 75008                                       Margaux, an affiliate of
                                               Paris, France                                         EXOR

Gaston Thorn             Luxembourg            2 Boulevard Royal       Director of EXOR              Chairman of Banque
                                               Luxembourg                                            Internationale a Luxembourg,
                                                                                                     a leading Luxembourg
                                                                                                     commercial bank

Fayez Shalaby            Egypt                 2 Houston Center        Director of EXOR              President and Chairman of
Sarofim                                        Suite 2907,                                           Fayez Sarofim & Co., a
                                               Houston, Texas                                        privately owned investment
                                               77010                                                 management firm

N. Peter Ruys            United States         Voltastrasse 61         Director of FIMA,             Secretary of the Board of
                                               CH-8044 Zurich          Director, Vice President,     EXOR
                                               Switzerland             Secretary and Treasurer
                                                                       of EXOR Western,
                                                                       Director of EXOR
                                                                       America

                                                   Page    26   of  34  Pages





                                                                            Position Held with
                                                                           GA, IFI, EXOR, FIMA,
                                                                            EXOR Western and/or            Present Principal
         Name                 Citizenship         Business Address             EXOR America                Business Activity
----------------------   --------------------  ----------------------  ----------------------------  -------------------------------
Tortola Corp.            British Virgin        Wickhams Cay,           Director of FIMA              Service Company
Company Ltd.             Islands               P.O. Box 662
                                               Road Town,
                                               Tortola
                                               British Virgin
                                               Islands

Siegfried Maron          Switzerland           Voltastrasse 61         President of FIMA             Managing Director of SADCO
                                               CH-8044 Zurich                                        S.A., an affiliate of EXOR
                                               Switzerland

Carlo Camerana           Italy                 c/o Magneti             General Partner of GA,        Deputy Chairman of Magneti
                                               Marelli Corbetta        Director of IFI               Marelli, a manufacturer of
                                               Milan, Italy                                          automotive components

Gabriele Galateri        Italy                 Corso Mateotti, 26      General Partner of GA,        Managing Director and
                                               10121 Torino, Italy     Managing Director and         General Manager of IFI
                                                                       General Manager of IFI

Gian Andrea Botta        Italy                 375 Park Avenue         President and Director of     President of EXOR America
                                               New York, NY            EXOR America,
                                               10152                   President and Director of
                                                                          EXOR Western

                                                      Page    27   of  34  Pages




                                                                      EXHIBIT 31
                                    AGREEMENT


         This Agreement, dated as of December 23, 1996, is entered into by and among ICF KAISER INTERNATIONAL, INC., a Delaware corporation (formerly American Capital and Research Corporation and ICF International, Inc.) (the "Company"), EXOR AMERICA INC., a Delaware corporation (formerly IFINT-USA Inc.) ("EXOR America"), and FIMA FINANCE MANAGEMENT INC., a British Virgin Islands corporation ("FIMA") (EXOR America and FIMA sometimes hereinafter being called collectively the "Purchasers").

                                    RECITALS

         The Purchasers originally entered into that certain Securities Purchase Agreement, dated as of December 20, 1990 (the "Securities Purchase Agreement"), with the Company pursuant to which the Purchasers purchased from the Company the Old Tranche 1 Shares and the Old Tranche 1 Warrants.

         Pursuant to Amendment No. 1 to the Securities Purchase Agreement, dated as of January 13, 1992 ("Amendment No. 1"), the Purchasers exchanged (i) the Old Tranche 1 Shares held by them for the New Tranche 1 Shares and (ii) the Old Tranche 1 Warrants held by them for the New Tranche 1 Warrants.

         Pursuant to Amendment No. 1, the Purchasers also amended the terms of and exercised the Tranche 2 Option and purchased from the Company (i) the Tranche 2 Shares, consisting of 200 shares of the Company's Series 2D Senior Preferred Stock, par value $0.01 per share (the "Series 2D Preferred Stock"), and (ii) the Tranche 2 Warrants to purchase 2,680,952 shares of the Company's Common Stock, subject to adjustment.

                                                      Page    28   of  34  Pages




         Pursuant to Amendment No. 2 to the Securities Purchase Agreement, dated as of October 27, 1993 ("Amendment No. 2"), the Purchasers (i) sold to the Company all of the New Tranche 1 Shares and New Tranche 1 Warrants and (ii) delivered to the Company the Tranche 2 Warrants in exchange for the Replacement Tranche 2 Warrants (the "Series 2D Warrants") to purchase 2,680,952 shares of Common Stock.

         Section 17.01 of the Company's Amended and Restated Certificate of Incorporation provides that on the fifth anniversary of the Issue Date of the Series 2D Preferred Stock, if any shares of the Series 2D Preferred Stock are outstanding, to the extent the Company shall have funds legally available for such payment, the Company shall redeem all such outstanding shares at a redemption price per share equal to the Liquidation Preference, together with accrued and unpaid dividends thereon to the date of redemption. The fifth anniversary of the Issue Date of the Series 2D Preferred Stock is January 13, 1997 (the "Mandatory Redemption Date") and the aggregate redemption price would be $20,000,000 plus accrued dividends to the Mandatory Redemption Date of $238,333.33, for a total redemption price of $20,238,333.33 (the "Mandatory Redemption Price").

         EXOR America, which is the owner of all of the outstanding shares of Series 2D Preferred Stock, desires to sell to the Company, and the Company desires to purchase from EXOR America, all of the outstanding shares of Series 2D Preferred Stock on a date prior to the Mandatory Redemption Date (such purchase the "Optional Purchase" and such date the "Optional Purchase Date") for an aggregate purchase price equal to $20,000,000 plus accrued dividends on the Series 2D Preferred Stock to the Optional Purchase Date and without any premium (the "Optional Purchase Price").

                                                      Page    29   of  34  Pages




         FIMA, which is the owner of all of the outstanding Series 2D Warrants, desires to sell to the Company, and the Company desires to purchase from FIMA and cancel, all of the outstanding Series 2D Warrants on the Optional Purchase Date, should it occur, or on the Mandatory Redemption Date, for an aggregate purchase price of Ten Dollars ($10.00) (the "Warrant Purchase Price").

         The Company and the Purchasers mutually desire to terminate their relationship upon the redemption or purchase by the Company of all of the outstanding shares of Series 2D Preferred Stock and the purchase by the Company of all of the Series 2D Warrants and the payment by the Company to EXOR America of the Mandatory Redemption Price or the Optional Purchase Price, as the case may be, and to FIMA of the Warrant Purchase Price, as provided herein.

         NOW, THEREFORE, in consideration of the premises, the parties hereby agree as follows:

         1. Notification of Optional Purchase. The Company will provide the
            ---------------------------------
Purchasers at least five days advance written notice of its intention to effect the Optional Purchase (such notice the "Optional Purchase Notice"). The Optional Purchase Notice shall set forth the Optional Purchase Date, which shall be a date on which banks in The City of New York are open, and the Optional Purchase Price and shall be deemed to be delivered to both of the Purchasers if sent by facsimile transmission to EXOR America during normal business hours to the attention of Gian Andrea Botta, facsimile number: (212) 355-5690, with a copy of such facsimile sent to Paul, Weiss, Rifkind, Wharton & Garrison, to the attention of Richard S. Borisoff, Esq., facsimile number (212) 373-2523.

                                                      Page    30   of  34  Pages




         2. Purchase or Redemption of Series 2D Preferred Stock. On the Optional
            ---------------------------------------------------
Purchase Date, if the Company delivers the Optional Purchase Notice, or on the Mandatory Redemption Date, if the Company does not deliver the Optional Purchase Notice, the Company will deliver to EXOR America, by wire transfer of immediately available funds to the EXOR America bank account to which the Company paid the November 30, 1996 dividend on the Series 2D Preferred Stock the full Optional Purchase Price or Redemption Price, as the case may be, for the Series 2D Preferred Stock. On the Optional Purchase Date or the Mandatory Redemption Date, as the case may be, EXOR America will deliver to the Company for cancellation Certificate No. P2D-1 for 200 shares of Series 2D Preferred Stock, properly assigned to the Company.

         3. Purchase of Series 2D Warrants. On the Optional Purchase Date, if
            ------------------------------
the Company delivers the Optional Purchase Notice, or on the Mandatory Redemption Date, if the Company does not deliver the Optional Purchase Notice, the Company will deliver to FIMA or its designated agent a check for the Warrant Purchase Price and FIMA will deliver to the Company for cancellation Series 2D Warrant Certificate No. 2D-2 to purchase 2,680,952 shares of the Company's Common Stock, properly assigned to the Company.

         4. Resignation of Director. Immediately upon receipt by the parties of
            -----------------------
all of the deliveries pursuant to Sections 2 and 3 of this Agreement, the Purchasers shall cause Gian Andrea Botta to submit his resignation as a director of the Company and deliver written confirmation of the same to the Company in the form of Exhibit A hereto, effective at the close of business on the date that EXOR America receives payment of the

                                                      Page    31   of  34  Pages




Optional Purchase Price or the Redemption Price, as the case may be, in accordance with Section 2 of this Agreement.

         5.  Termination of Securities Purchase Agreement.  Effective upon the
             --------------------------------------------
receipt by the parties of all of the deliveries pursuant to Sections 2, 3 and 4 of this Agreement, all obligations of the Company and the Purchasers under the Securities Purchase Agreement, as amended by Amendment No. 1 and Amendment
No. 2, shall terminate and be of no further force and effect.

         6.  Mutual Release.  Effective upon the receipt by the parties of all
             --------------
of the deliveries pursuant to Sections 2, 3 and 4 of this Agreement, each party to this Agreement (the "Releasing Party") hereby voluntarily, knowingly and willingly releases, acquits and forever discharges each other party (the "Released Party"), and each of the Released Party's former, current and future parents, subsidiaries, divisions, affiliates, predecessors, successors, and assigns, and each of their respective current, former and future employees, officers, directors, shareholders, joint venturers, attorneys, representatives, agents, owners, servants, counselors, consultants, and general and limited partners from any and all claims, actions, causes of action, damages, liabilities, promises, debts, compensation, losses, obligations, costs or expenses of any kind or nature whatsoever, whether known or unknown, that the Releasing Party ever had, now has or hereinafter may have against any or all of them, up to and including the Optional Purchase Date or the Mandatory Redemption Date, as the case may be, for any acts or omissions in connection with the transactions contemplated by the Securities Purchase Agreement, as amended by Amendment No. 1 and Amendment No. 2, including, without limitation, any acts or omissions of the Company related to the Series 2D Preferred Stock

                                                      Page    32   of  34  Pages




or the Series 2D Warrants; provided, however, that nothing in this Section 6
                           --------  -------
shall affect any rights to indemnification that Gian Andrea Botta may have as a director or former director of the Company pursuant to Section 145 of the Delaware General Corporation Law, Sections 9.01 to 9.13 of the Company's Restated Certificate of Incorporation, Article VIII of the Company's Amended and Restated By-laws or otherwise.

         7.   Miscellaneous.
              -------------

                  a.    Governing Law.  This Agreement shall be governed by and
                        -------------
construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflict of laws principles of such State.

                  b. Counterparts. This Agreement may be executed by the parties
                     ------------
hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof signed by less than all, but together signed by all of the parties hereto.

                  c.   Headings.  The headings in this Agreement are for
                       --------
reference only, and shall not affect the interpretation of this Agreement.

                  d.   Obligations Joint and Several.  The obligations of the
                       -----------------------------
Purchasers contained herein are joint and several.

                  e.   Payments Set Aside.  To the extent that any payments made
                       ------------------
hereunder to EXOR America or FIMA are subsequently invalidated, declared to be fraudulent or preferred, set aside or otherwise required to be repaid to the Company or to any trustee for or other representative of the Company, then to the extent of such

                                                      Page    33   of  34  Pages




repayment, all rights of EXOR America and FIMA originally intended to be satisfied and released hereunder shall be revived and continued in full force and effect as if such payments had never occurred, and the release made by EXOR America and FIMA in Section 6 hereof shall be ineffective ab initio and shall be restored only when and if such payments have been restored in full.

         IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

                                     ICF KAISER INTERNATIONAL, INC.


                                     By:  /s/ Richard K. Nason
                                          -----------------------------------
                                          Name: Richard K. Nason
                                          Title: Executive Vice President and
                                                   Chief Financial Officer

                                     EXOR AMERICA, INC.


                                     By:  /s/ G. Andrea Botta
                                          -----------------------------------
                                          Name:  G. Andrea Botta
                                          Title: President

                                     FIMA FINANCE MANAGEMENT INC.


                                     By:  /s/ Richard S. Borisoff
                                          -----------------------------------
                                          Name: Richards S. Borisoff
                                          Title: Attorney-in-Fact




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                                                      Page    34   of  34  Pages



                                                                       EXHIBIT A


                               EXOR AMERICA, INC.
                                 375 PARK AVENUE
                            NEW YORK, NEW YORK 10152

                                December __, 1996



ICF Kaiser International, Inc.
9300 Lee Highway
Fairfax, Virginia  22031

Attention:  Corporate Secretary

Gentlemen:

         Pursuant to Section 4 of the Agreement, dated December __, 1996, by and among ICF Kaiser International, Inc. (the "Company"), EXOR America, Inc. ("EXOR America") and FIMA Finance Management Inc. (the "Agreement"), I hereby resign as a director of the Company, effective at 5:00 p.m., Eastern Standard Time, on the date that EXOR America receives payment of the Optional Purchase Price or the Redemption Price (as such terms are defined in the Agreement), as the case may be, in accordance with Section 2 of the Agreement.

                                          Very truly yours,


                                          Gian Andrea Botta